SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549
                           ----------

                          SCHEDULE 13D
                         (Rule 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
    TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                          RULE 13d-2(a)

                        (Amendment No. 2)

                           Uproar Inc.
-------------------------------------------------------------
                        (Name of Issuer)

             Common Stock, par value $0.01 per share
-------------------------------------------------------------
                 (Title of Class of Securities)

                           916706104
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                         (CUSIP Number)

                   David J. Johnson, Jr., Esq.
                      O'Melveny & Myers LLP
                      400 South Hope Street
                  Los Angeles, California 90071
                         (213) 430-6000
-------------------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        February 5, 2001
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     (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                         Page 1 of 7 Pages

CUSIP NO. 916706104         13D             Page 2 of 7 Pages

-------------------------------------------------------------
|1.   NAME OF REPORTING PERSONS                             |
|     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES  |
|     ONLY)                                                 |
|                                                           |
|     Frederick R. Krueger                                  |
|-----------------------------------------------------------|
|2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      |
|                                                 (a)  [__] |
|                                                 (b)  [__] |
|                                                           |
|-----------------------------------------------------------|
|3.   SEC USE ONLY                                          |
|                                                           |
|-----------------------------------------------------------|
|4.   SOURCE OF FUNDS                                       |
|                                                           |
|     OO                                                    |
|-----------------------------------------------------------|
|5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS       |
|     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)               |
|                                                      [__] |
|-----------------------------------------------------------|
|6   CITIZENSHIP OR PLACE OF ORGANIZATION                   |
|                                                           |
|     United States of America                              |
|-----------------------------------------------------------|
|               |7. | SOLE VOTING POWER                     |
|               |   | 5,343,775                             |
|   NUMBER OF   |---|---------------------------------------|
|    SHARES     |8. | SHARED VOTING POWER                   |
| BENEFICIALLY  |   | 0                                     |
|   OWNED BY    |---|---------------------------------------|
|     EACH      |9. | SOLE DISPOSITIVE POWER                |
|   REPORTING   |   | 5,343,775                             |
|  PERSON WITH  |---|---------------------------------------|
|               |10.| SHARED DISPOSITIVE POWER              |
|               |   | 0                                     |
|-----------------------------------------------------------|
|11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING |
|     PERSON                                                |
|                                                           |
|     5,343,775                                             |
|-----------------------------------------------------------|
|12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)         |
|     EXCLUDES CERTAIN SHARES                               |
|                                                   [__]    |
|-----------------------------------------------------------|
|13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)     |
|                                                           |
|     11.5%                                                 |
|-----------------------------------------------------------|
|14.  TYPE OF REPORTING PERSON                              |
|                                                           |
|     IN                                                    |
-------------------------------------------------------------

CUSIP NO. 916706104         13D             Page 3 of 7 Pages

          This Amendment No. 2 ("Amendment No. 2") amends and supplements the statement on Schedule 13D filed by Frederick R. Krueger with the Securities and Exchange Commission on October 30, 2000 (the "Initial Schedule 13D"), as amended by Amendment No. 1 filed by Mr. Krueger with the Commission on January 17, 2001 ("Amendment No. 1"), relating to the common stock, par value $0.01 per share, of Uproar Inc., a Delaware corporation.

          Capitalized terms used in this Amendment No. 2 but not otherwise defined herein have the meanings given to them in the Initial Schedule 13D and Amendment No. 1.

ITEM 4.   PURPOSE OF TRANSACTION

          Item 4 is hereby amended to add the following:

          The Issuer, Flipside, Inc., a Delaware corporation ("Flipside"), and Flipside Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Flipside ("Flipside Merger Sub"), entered into an Agreement and Plan of Merger, dated as of February 5, 2001 (as the same may be amended or supplemented from time to time, the "Flipside Merger Agreement"), pursuant to which Flipside Merger Sub will commence a cash tender offer (the "Tender Offer") to purchase all of the outstanding shares of Common Stock and, after expiration of the Tender Offer, will merge with and into the Issuer, with the Issuer becoming a wholly-owned subsidiary of Flipside (the "Flipside Merger").

          As a condition and inducement to Flipside and Flipside Merger Sub's willingness to enter into the Flipside Merger Agreement, Mr. Krueger entered into a Tender and Stockholder Support Agreement, dated as of February 5, 2001 (the "Tender Agreement"), with Flipside and Flipside Merger Sub, under which Mr. Krueger agreed, among other things, to tender all of his shares of the Common Stock in the Tender Offer upon the terms and conditions set forth in the Tender Agreement.

          Except as may be contemplated by the Flipside Merger Agreement, which was filed as Exhibit 10 to the Issuer's Form 8-K (File No. 000-29971) filed on February 6, 2001, and except as otherwise set forth herein, Mr. Krueger does not have any plans or proposals relating to or resulting in:

          (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (ii) any extraordinary corporate transactions, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (iii) the sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

CUSIP NO. 916706104         13D               Page 4 of 7 Pages

          (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (v) any material change in the present capitalization or dividend policy of the Issuer;

          (vi) any other material changes in the Issuer's business or corporate structure;

         (vii) any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

        (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange, to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, or to become eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (ix) any action similar to any of those enumerated above.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Item 6 is hereby amended to add the following:

          The Issuer, Trafficmarketplace, Mr. Krueger, as the representative of former Trafficmarketplace stockholders, and The Chase Manhattan Bank, as escrow agent (the "Nasdaq Escrow Agent"), entered into a Nasdaq Escrow Agreement, dated as of December 14, 2000 (the Nasdaq Escrow Agreement"). The following summary description of the Nasdaq Escrow Agreement is qualified in its entirety by reference to the full text of the Nasdaq Escrow Agreement, a copy of which is filed herewith as Exhibit 7 and is incorporated herein by reference.

          Pursuant to the Nasdaq Escrow Agreement, at the time of the Trafficmarketplace Merger, one million ninety-three thousand and twenty-seven (1,093,027) shares of Common Stock otherwise deliverable to the former Trafficmarketplace stockholders as a result of the Trafficmarketplace Merger, including five hundred twenty-nine thousand three hundred and seven (529,307) shares of Common Stock otherwise deliverable to Mr. Krueger as a result of the Trafficmarketplace Merger, were withheld and delivered into escrow with the Nasdaq Escrow Agent (the "Nasdaq Escrow Shares"). The former Trafficmarketplace stockholders are not entitled to exercise any voting rights pertaining to the Nasdaq Escrow Shares while they are in escrow with the Nasdaq Escrow Agent.
No former Trafficmarketplace stockholder may dispose of any interest in any Nasdaq Escrow Shares prior to any distribution of these shares to such stockholder.

          This escrow arrangement will terminate upon the earlier of: (a) a change of control (as defined in the Nasdaq Escrow Agreement) of the Issuer, (b) six (6) calendar months from the effective time of the Trafficmarketplace Merger and (c) the date upon which the stockholders of Issuer approve the Trafficmarketplace Merger. If the escrow arrangement is terminated because the stockholders of the Issuer approve the Trafficmarketplace Merger, then the Nasdaq Escrow Agent will deliver to the former Trafficmarketplace stockholders all of the

CUSIP NO. 916706104         13D              Page 5 of 7 Pages

Nasdaq Escrow Shares on a pro rata basis in accordance with the number of shares of common stock of Trafficmarketplace held by the former Trafficmarketplace stockholders at the effective time of the Trafficmarketplace Merger. If the escrow arrangement is terminated because six (6) calendar months have passed since the effective time of the Trafficmarketplace merger, then the Nasdaq Escrow Agent shall deliver to the former
Trafficmarketplace stockholders a cash payment in lieu of the Nasdaq Escrow Shares and deliver to the Issuer all of the Nasdaq Escrow Shares for cancellation. The aggregate amount of the cash payment will be determined by multiplying the number of Nasdaq Escrow Shares returned to the Issuer by the closing price per share of Common Stock on the Nasdaq National Market on the day immediately prior to the date of return of the Nasdaq Escrow Shares. If the escrow arrangement is terminated because there is a change of control (as defined in the Nasdaq Escrow Agreement) of the Issuer, then the Nasdaq
Escrow Agent shall deliver to the former Trafficmarketplace stockholders all of the Nasdaq Escrow Shares on a pro rata basis as set forth above.

          As set forth in Item 4, Mr. Krueger entered into the Tender Agreement in connection with the Flipside Merger. The following summary description of the Tender Agreement is qualified in its entirety by reference to the full text of the Tender Agreement, a copy of which is filed herewith as Exhibit 8 and is incorporated herein by reference.

          Pursuant to the Tender Agreement, Mr. Krueger agreed, among other things:

           (i) to tender in the Tender Offer all shares of Common Stock owned by Mr. Krueger on the date of the Tender Agreement, together with any other shares acquired by him during the term of the Tender Agreement (collectively, the "Subject Shares"), or to use his reasonable best efforts to tender certain restricted Subject Shares;

          (ii) to vote all Subject Shares in favor of the Flipside Merger and against any action that would impede, interfere with, delay, postpone or attempt to discourage the Flipside Merger or the Tender Offer, or to use his reasonable best efforts to so vote certain restricted Subject Shares;

         (iii) not to dispose of any of the Subject Shares or any interest therein other than pursuant to the terms of the Tender Agreement, the Tender Offer or the Flipside Merger;

          (iv) not to enter into any voting arrangement or understanding with respect to the Subject
               Shares;

           (v) not to initiate, solicit or otherwise encourage any inquiry, proposal or offer with respect to a merger, reorganization, share exchange, tender offer, consolidation or similar transaction involving, or any purchase of, 10% or more of the assets or any equity securities of the Issuer or any of its subsidiaries ("Acquisition Proposal");

          (vi) not to initiate or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person or entity relating to any Acquisition Proposal, or otherwise facilitate any effort or attempt to consummate any Acquisition Proposal; and

         (vii) not to exercise any rights of appraisal or rights to dissent from the Flipside Merger that Mr. Krueger may have with respect to the Subject
               Shares.

          Mr. Krueger will receive, for the Subject Shares tendered by him in the Tender Offer, the same consideration received by any other stockholder of the Issuer tendering shares in the Tender Offer. The Tender Agreement will terminate upon the earlier of: (a) 180 days after the date the Flipside Merger Agreement is terminated; and (b) the effective time of the Flipside Merger.

CUSIP NO. 916706104         13D              Page 6 of 7 Pages


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Item 7 is hereby amended to add the following:

          Exhibit 7 Nasdaq Escrow Agreement, dated as of December
                    14, 2000, among the Issuer,
                    Trafficmarketplace, Frederick R. Krueger, as the representative of former
                    Trafficmarketplace stockholders, and The
                    Chase Manhattan Bank, as escrow agent.

          Exhibit 8 Tender and Stockholder Support Agreement, dated as of February 5, 2001, among Frederick
                    R. Krueger, Flipside and Flipside Merger Sub.

CUSIP NO. 916706104         13D              Page 7 of 7 Pages


                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              Date:     February 16, 2001



                              /s/ FREDERICK R. KRUEGER
                              -------------------------------
                              Frederick R. Krueger

                          EXHIBIT INDEX

Exhibit No.    Description
-----------    ------------

Exhibit 7 Nasdaq Escrow Agreement, dated as of December 14, 2000, among the Issuer, Trafficmarketplace, Frederick R. Krueger, as the representative of former Trafficmarketplace stockholders, and The Chase Manhattan Bank, as escrow agent.

Exhibit 8 Tender and Stockholder Support Agreement, dated as of February 5, 2001, among Frederick R. Krueger,
               Flipside and Flipside Merger Sub.